Exhibit 99.1

For immediate release Chennai, India, July 22, 2022

EARNING CALLS DETAILS	July 22, 2022 | 8:30 AM ET

On the call: Mr. Raju Vegesna-Chairman, Mr. Kamal Nath-CEO & Mr. M P Vijay Kumar-CFO

To join: +1-888-506-0062 (Toll Free in the U.S. or Canada) or +1-973-528-0011 (International)

Live broadcast over the Internet: https://www.webcaster4.com/Webcast/Page/2184/46130

Archives: +1-877-481-4010 (Toll Free in the U.S. or Canada) or +1-919-882-2331 (International). On prompt, please enter passcode 46130

Sify reports Consolidated Financial Results for Q1 FY 2022-23

Revenues of INR 7709 Million. EBITDA of INR 1525 Million.

HIGHLIGHTS

•	Revenue was INR 7709 Million, an increase of 20% over the same quarter last year.
•	EBITDA was INR 1525 Million, an increase of 5% over the same quarter last year.
•	Profit before tax was INR 395 Million, a decrease of 10% over the same quarter last year.
•	Profit after tax was INR 271 Million, a decrease of 18% over the same quarter last year.
•	CAPEX during the quarter was INR 2241 Million.

(IN INR MILLION)	Q1 2022-23	FY 2021-22
EQUITY	14753	14476

BORROWINGS
Long term	7702	7769
Short term	6855	7483

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “The last couple months has seen shifting winds in the macroeconomics of the world. Right through, India has retained a strong outlook for investments and growth. This is in large part due to the consistent economic policies of the government and its stated ambition to pursue digital methods to deliver social benefits.

The technology landscape has been the biggest beneficiary of these policies, and this is reflected in the growing number of incoming requests for Digital Transformation. We see Indian enterprises using this opportunity to adopt the best practices from around the world”.

Mr. Kamal Nath, CEO, said, “Enterprises are displaying a growing comfort in digital adoption across all levels. They are leveraging digital transformation to spark innovation across the enterprise, and this is resulting in an increasing number of new initiatives delivered on a digital-only platform.

While earlier, our mandate was to accelerate our clients’ transformation goals, our cloud- focused Digital initiatives are now called upon to create new business processes, customer experiences and greater cost-effectiveness.

Enterprises’ increasing interest in outcome-based initiatives, incoming policies around data and the government’s aggressive adoption around all-things-digital should act as tailwinds for our Data Center, Network and Digital services”.

Mr. M P Vijay Kumar, CFO, said, “We remain committed to expanding our data center and network footprint and are gradually scaling up the adoption of renewable energy in our data centers. Investment into people and tools will be complimentary to this growth, without losing sight of our fiscal roadmap.

As we scale, our focus would be on ensuring that costs are optimized and revenues are improved across our service mix.

Cash balance at the end of the quarter was INR 3794 Million”.

BUSINESS HIGHLIGHTS

•	The Revenue split between the businesses for the quarter was Data Center colocation services 34%, Digital services 26% and Network services 40%.

Business				% Growth
Revenue (INR				Q1 2022-23 vs
Millions)	Q1 FY 2022-23	Q1 FY 2021-22	FY 2021-22	Q1 2021-22
Data Center services	2616	1680	7494	56%
Digital Services	2038	2008	7520	1%
Network services	3055	2763	12012	11%
TOTAL	7709	6451	27026

•	During the quarter, Sify has invested USD 150,000 in startups in the Silicon Valley area as part of our Corporate Venture Capital initiative. To date, the cumulative investments stand at USD 3.44 Millions.

•	Sify commissioned incremental capacity of 4MW across Noida and Hyderabad data center facilities in the quarter.

•	As on June 30, 2022, Sify provides services via 824 fiber nodes and 1910 wireless base stations across the country, a 11% and 5% increase respectively over the same quarter last year.

•	The network connectivity services crossed a critical milestone of deploying more than 5000 SDWAN service points across the country.

CUSTOMER ENGAGEMENTS

Among the most prominent new contracts during the quarter were the following:

Data Center Services

•	International players who colocated in Sify Data Center included a cloud security company, multiple cloud contact center software providers and an application security and multi-cloud management player.
•	Among those who opted to migrate from on-premise DC to Sify DC were an international digital studio, a private bank and a co-operative society.
•	A domestic banking major expanded their DC and DR infrastructure with hosting in Sify DC.

Digital services

•	One of the country’s premier steel major contracted to refresh and augment their network managed services.

•	Industry majors from Steel, Life Insurance, eCommerce and infrastructure contracted to migrate from on-premise DC to our Cloud platform.
•	A MNC steel player and a private health care provider contracted for Greenfield cloud projects.
•	An apex body for insurance information contracted to augment and refresh of their infrastructure managed services.
•	A power regulatory authority contracted to set up a Security Operations Center and for managed services.
•	Contracts for services such as DRaaS, PaaS and IaaS included major players from the hosiery, IT, Renewable energy, health care and banking sectors.
•	The regulatory body for insurance, a consumer durables manufacturer, an insurance player and a logistics major contracted for managed services.
•	A home-grown chemical major signed a multiyear managed security services contract.
•	Multiple players from Insurance, one of the country’s premier stock exchanges, a shipping major, one of the the largest public sector banks and an investigation agency contracted for Hardware Security modules for data protection.

Network Services

•	A subsidiary of the Central bank responsible for payment infrastructure contracted for Data Center Interconnect, network for storage replication and DC Traffic.
•	One of the oldest international names in the financial media industry, a multinational investment bank and an international car major contracted for an independent network.
•	One of the oldest supply chain management players contracted for a full refresh of their network connectivity.
•	AMS-IX India, a carrier-neutral, open Internet Exchange, is now operational at Kolkata and Hyderabad.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended	Year ended
	June	June	March	March
Description	2022	2021	2022	2022
				(Audited)

Revenue	7,709	6,451	6,805	27,026
Cost of Revenues	(4,910)	(3,906)	(4,076)	(16,042)
Selling, General and Administrative Expenses	(1,274)	(1,091)	(1,194)	(4,944)

EBITDA	1,525	1,454	1,535	6,040

Depreciation and Amortisation expense	(927)	(802)	(855)	(3,298)
Net Finance Expenses	(281)	(227)	(268)	(1,025)
Other Income (including exchange gain)	78	17	56	131
Other Expenses (including exchange loss)	-	(2)	-	-

Profit before tax	395	440	468	1,848
Current Tax	(163)	(118)	(185)	(640)
Deferred Tax	39	7	42	50
Profit for the period	271	329	325	1,258

Profit attributable to:
Reconciliation with Non-GAAP measure

Profit for the period	271	329	325	1,258
Add:
Depreciation and Amortisation expense	927	802	855	3,298
Net Finance Expenses	281	227	268	1,025
Other Expenses (including exchange loss)	-	2	-	-
Current Tax	163	118	185	640
Less:
Deferred Tax	(39)	(7)	(42)	(50)
Other Income (including exchange gain)	(78)	(17)	(56)	(131)
EBITDA	1,525	1,454	1,535	6,040

About Sify Technologies

A Fortune India 500 company, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising the largest MPLS network, top-of-the-line DCs, partnership with global technology majors, vast expertise in business transformation solutions modelled on the cloud make it the first choice of start-ups, incoming Enterprises and even large Enterprises on the verge of a revamp.

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Security services and conduct their business seamlessly from more than 1600 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore.

Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2022, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	Grayling Investor Relations	20:20 Media

Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	Lucia Domville +1-646-824-2856 Lucia.Domville@grayling.com	Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl. com